COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

December 23, 2014

Ms. Laura E. Hatch

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4720

Re:	Responses to SEC Review of October 31, 2013, April 30, 2014 and May 31, 2014 Form N-CSR for Columbia Funds Series Trust II

Dear Ms. Hatch,

This letter is in response to your comments provided telephonically on November 24, 2014 relating to the annual Form N-CSR for certain series of Columbia Funds Series Trust II (the “Trust”) for fiscal years ending on October 31, 2013, April 30, 2014 and May 31, 2014. Your comments are set forth below and each is followed by our response.

1.	In the October 31, 2013 annual report to shareholders of Columbia Emerging Markets Bond Fund (the “Bond Fund”), the disclosure reflecting the volume of derivative instruments includes forward foreign currency exchange contracts and futures contracts, but not swap contracts. Please explain.

Response: The table for the volume of derivative activity presents the number of contracts opened during the fiscal year. While the Bond Fund had two swap contracts outstanding as of the beginning of the fiscal year (i.e., opened prior to the commencement of the fiscal year), both of those contracts were closed during the year ended October 31, 2013 and additional contracts were not opened. As a result, there was no activity to disclose in the derivatives volume table.

2.	The Principal Investment Strategies (“PIS”) in the Prospectus for Columbia Seligman Global Technology Fund (the “Tech Fund”) indicate that “[u]nder normal circumstances, the Fund generally invests at least 40% of its net assets in companies that maintain their principal place of business or conduct their principal business activities outside the U.S., have their securities traded on non-U.S. exchanges or have been formed under the laws of non-U.S. countries.” As the October 31, 2013 annual report to shareholders does not present a geographical breakdown of the Tech Fund’s investments, please confirm whether the Tech Fund has met this PIS requirement.

Response: We confirm that, as of October 31, 2013, the Tech Fund invested more than 40% of its net assets in companies that satisfy this 40% requirement.

3.	In the April 30, 2014 annual report to shareholders Columbia Global Infrastructure Fund (the “Global Fund”), the Country Breakdown table in the Manager Discussion of Fund Performance (“MDFP”) indicates that 21.7% of the Global Fund’s investments are in countries other than the United States.

Responses to Form N-CSR Comments

December 23, 2014

The PIS in the Prospectus for the “Global Fund indicate that “[u]nder normal circumstances, the Fund invests at least 40% of its net assets in issuers that maintain their principal place of business or conduct their principal business activities outside the U.S., issuers that have their securities traded on non-U.S. exchanges or issuers that have been formed under the laws of non-U.S. countries.”

Please explain this difference.

Response: The PIS of the Global Fund’s Prospectus includes the following additional description of what constitutes a foreign issuer: “The Fund considers an issuer to conduct its principal business activities outside the U.S. if it derives at least 50% of its revenue or profits from business outside the U.S. or has at least 50% of its sales or assets outside the U.S.”

For financial statement purposes, the Global Fund’s country classifications are generally based on the country of incorporation. With the addition of foreign issuers as further described above, as of April 30, 2014, the Global Fund invested more than 40% of its net assets in companies that satisfy the 40% requirement. We will consider clarifying the basis of presentation in the Country Breakdown and Portfolio of Investments.

4.	In the May 31, 2014 annual report to shareholders of Columbia Absolute Return Emerging Markets Macro Fund (the “Macro Fund”), a significant portion of net realized and unrealized gain was derived from derivatives (including forward foreign currency exchange contracts and swap contracts). Please ensure that the impact of derivatives on performance, if significant, is discussed in the MDFP going forward. Refer to the SEC’s letter from Barry Miller to the ICI dated July 30, 2010.

Response: Although we did not discuss the impact in the text of the Macro Fund’s MDFP, a chart showing the notional market value of forward foreign currency contracts exposure as a percentage of net assets was included with the MDFP. We will continue to monitor for the impact of derivatives on performance and, when management believes that the impact is significant, will describe that impact in a fund’s MDFP.

5.	The PIS in the Prospectus for Columbia U.S. Government Mortgage Fund (the “Mortgage Fund”) indicate that “[t]he Fund may invest in derivatives, including forward contracts in an effort to produce incremental earnings, to hedge existing positions, to increase market exposure and investment flexibility, and/or to obtain or reduce credit exposure.”

In the May 31, 2014 annual report to shareholders of the Mortgage Fund, a significant portion of net realized and unrealized gain seems to have been derived from futures contracts. The Mortgage Fund also held options and swaps. Please review the Prospectus disclosure.

Response: When updating the funds’ PIS we look both at the use of derivatives in the preceding fiscal year and potential use of derivatives in the current fiscal year. If we believe past or potential future use may be significant, we will include disclosure in the PIS. In the next annual update of the Mortgage Fund’s prospectus, we will re-evaluate the derivatives disclosure and make any appropriate changes.

Responses to Form N-CSR Comments

December 23, 2014

We hope that these responses adequately address staff comments. The Trust accepts responsibility for the adequacy and accuracy of the disclosure in the filings that are the subject of this letter. The Trust acknowledges that staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing. The Trust further acknowledges that it may not assert the staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or comments, please contact the undersigned at (617) 385-9536.

Sincerely,

/s/ Ryan C. Larrenaga
Ryan C. Larrenaga Assistant Secretary